Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

PAETEC Holding’s ratios of earnings to fixed charges were as follows:

	Year Ended December 31,
	2005	2006	2007	2008	2009
			(in thousands)
Earnings:

Income (loss) before income taxes	$28,598	$16,233	$18,565	$(398,098)	$(30,043)

Plus: Fixed Charges (see below)	11,374	28,206	69,932	76,673	77,465

Total Earnings	$39,972	$44,439	$88,497	$(321,425)	$47,422

Fixed Charges:

Interest expense, including amortization of debt issuance costs	$10,472	$27,319	$68,373	$73,663	$74,149

Portion of rental expense deemed to represent interest	902	887	1,559	3,010	3,316

Total Fixed Charges	$11,374	$28,206	$69,932	$76,673	$77,465

Ratio of earnings to fixed charges	3.51	1.58	1.27	*	*

Coverage deficiency	$—	$—	$—	$(398,098)	$(30,043)

*	There were insufficient earnings available to cover fixed charges for the years ended December 31, 2008 and 2009. As a result, the ratio of earnings to fixed charges was less than 1.0 for each of such periods.